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                      BROWN, GIBBONS, LANG & COMPANY, L.P.
                               INVESTMENT BANKERS

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       1111 SUPERIOR AVENUE, SUITE 900            225 WEST WASHINGTON STREET, 9TH FLOOR
            CLEVELAND, OHIO 44114                        CHICAGO, ILLINOIS 60606
                (216) 241-2800                                (312) 658-1600
          TELECOPIER (216) 241-7417                     TELECOPIER (312) 368-1988
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February 27, 1996
PERSONAL & CONFIDENTIAL
Board of Directors
Varitronic Systems, Inc.
300 Interchange North
300 Highway 169 South
Minneapolis, MN 55426

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock ("Common Stock") of Varitronic Systems, Inc. (the "Company") of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger dated as of February 27, 1996 among W.H. Brady Co., VSI Acquisition Co. (together "Brady") and Varitronic Systems, Inc. (the "Agreement"). Pursuant to the Agreement, Brady will commence a cash tender offer (the "Offer") to provide for the purchase of all outstanding Common Stock for a cash price per share of $17.50 (the "Consideration") and, following the Offer, complete a merger in which Common Stock not purchased pursuant to the Offer will receive an amount of cash per share equal to the price paid for such Common Stock in the Offer.

     You have also requested that we consider the offer presented by Mr. Scott Drill to the Board of Directors of the Company on February 26, 1996 (the "Drill Offer"). The Drill Offer proposed a tender offer for all outstanding common stock of the Company at a price of $17.50 per share by a group which includes executive officers of the Company and other equity investors. We have had the opportunity to review the written proposal setting forth the Drill Offer and to discuss it with Mr. Drill and his advisors. We have observed that the Drill
Offer: (i) is subject to receipt of financing; (ii) is apparently backed by private investors whose commitment to the Drill Offer is difficult to assess;
(iii) does not identify senior and subordinated debt lenders willing to provide financing to complete a transaction; (iv) contains terms which would prohibit the Board of Directors from discussing a proposal relating to a sale of the Company with any other party and; (v) is subject to the negotiation of a mutually satisfactory merger agreement. After reviewing the terms and conditions of the Drill Offer and considering the inability to assess the implications of such terms and conditions, the imminent timing of the Offer with its absence of any financing contingencies, and the equivalent amounts of both bids, we are of the opinion that the Offer is superior to the Drill Offer.

     In conducting our analysis and arriving at our opinion, we have reviewed such materials and considered such financial and other factors as we deemed appropriate under the circumstances, including among others: (i) the Offer; (ii) the Agreement; (iii) the Drill Offer; (iv) the Company's historical financial and other data and analysis that were publicly available or furnished to us regarding the Company; (v) certain internal financial analyses and projections prepared by the management of the Company; (vi) trading history of the Company's common stock; (vii) publicly available financial, operating and stock market data for the Company and for companies engaged in businesses that we deemed comparable to the Company or otherwise relevant to our inquiry; (viii) the financial terms of certain other recent transactions that we deemed relevant and; (ix) such other factors as we deemed appropriate.

     We have met with senior officers of management of the Company to discuss its past and current business operations and financial condition, as well as its estimates and judgment on future financial performance and
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such other matters as we believe relevant to our inquiry. Our opinion is based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

     In connection with our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have not attempted independently to verify any such information. We have neither made nor obtained any independent appraisals of the properties or facilities of the Company. With respect to estimates of future financial performance provided to us by the Company, we have assumed that they represent the best currently available estimates and judgment of management as to the future financial performance of the Company.

     Brown, Gibbons, Lang & Company, L.P. as part of its investment banking business is engaged in the valuation of both publicly held and privately held ongoing businesses and their securities for a variety of purposes, including public stock offerings, mergers and acquisitions, private placements of debt and securities and in the provision of financial advisory services. Brown, Gibbons, Lang & Company, L.P. maintains an extensive research library with files and reference materials on publicly held companies throughout the nation. In addition, the firm has numerous data and information services to assist in company and industry research.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

     Our engagement and the opinions expressed herein are solely for the benefit of the Company's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, Brady, the Company, any stockholders of Brady or the Company or any other person other than the Company's Board of Directors.

     Based upon and subject to the foregoing and based upon such other matters as we considered relevant, we are of the opinion that, as of the date hereof, the Offer is superior to the Drill Offer and that the Offer is fair from a financial point of view to the stockholders of the Company.
Very truly yours,

/s/ Brown, Gibbons, Lang & Company, L.P.
Brown, Gibbons, Lang & Company, L.P.